

May 13, 2008

By facsimile to (212) 446-4900 and U.S. Mail

Mr. Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, NJ 08512

Re: Innophos Holdings, Inc.
        Registration Statement on Form S-1
        Filed April 17, 2008
        File No. 333-150297
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007
        File No. 1-33124
        Innophos, Inc.
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007
        Filed March 24, 2008
        File No. 333-129951

Dear Mr. Gress:

        We limited our review of the filings to those issues that we have addressed in our
comments. Where indicated, we think that you should revise the documents in response to the
comments. If you disagree, we will consider your explanation why a comment is inapplicable or
a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better
your disclosure, we may ask you in some comments to provide us supplemental information.
We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure
requirements and to enhance the overall disclosure in your documents. We look forward to
working with you to achieve these objectives. We welcome any questions that you may have

about comments or any other aspect of our review. You may call us at the telephone numbers
listed at the end of this letter.

<u>S-3</u>

<u>Undertakings, page II-3</u>

1.   Since this is not a primary offering, please remove the undertakings under subparagraphs
        (i), (ii), (iii), and (iv) of paragraph (a)(4).

2.   Since Rule 430A is inapplicable to this offering, please remove the undertakings under
        subparagraphs (i) and (ii) of paragraph (f).

3.   Unless the securities being registered are to be offered at competitive bidding, please
        remove the undertaking under paragraph (c).

<u>Exhibit 5.1</u>

4.   We note the statement "We assume no obligation to revise or supplement this opinion
        should the General Corporation Law of the State of Delaware be changed by legislative
        action, judicial decision or otherwise." Since the opinion must speak as of the
        registration statement's effective date, please delete this statement. Alternatively, file a
        new opinion immediately before the registration statement's effectiveness.

<u>Holdings' 10-K</u>

<u>Exhibit Index</u>

5.   It appears that Holdings is requesting confidential treatment for portions of exhibits 10.3
        and 10.5. If the exhibits are incorporated by reference in future filings, indicate in the
        exhibit index by footnote or otherwise that portions of exhibits 10.3 and 10.5 are subject
        to a confidential treatment application and are omitted and filed separately with the
        Commission.

<u>Exhibit 21.1</u>

6.   List also in future filings the state or other jurisdiction of incorporation or organization of
        each subsidiary. <u>See</u> Item 601(b)(21) of Regulation S-K.

<u>Holdings' 14A filed April 28, 2008</u>

<u>Setting Compensation, page 21</u>

7.	Disclosure states that Mr. Jose Gonzalez's pay was compared with nine companies identified by Hewitt engaged in the chemical industry in Mexico with median revenues of $255 million. Identify in future filings the companies with which Mr. Gonzalez's pay is compared.

<u>(2) Stock Awards, page 31</u>

8.	Refer to the disclosure relating to Mr. Louis Calvarin. It is unclear to what (b) after "2006 Restricted Award" relates. Please revise in future filings.

<u>Employment Agreements, page 38</u>

9.	Disclosure states that Messrs. Randolph Gress, Richard Heyse, William Farran, and Louis Calvarin entered into executive employment agreements effective January 25, 2008. We assume that Holdings intends to filed the agreements with its quarterly report on Form 10-Q for the quarter ended March 31, 2008. <u>See</u> Item 601(a)(4) of Regulation S-K, and confirm that our understanding is correct.

10.	Disclose in future filings all of the material terms of the executive employment agreements for each of the four executives, including, without limitation, the base salary amount and relative level of target bonuses.

11.	Disclosure states that Mr. Jose Gonzalez's contract has a stipulated gross salary. Please disclose in future filings the amount of the stipulated gross salary and any other material terms of this agreement.

<u>Innophos, Inc.'s 10-K</u>

<u>Exhibit Index</u>

12.	It appears that Innophos, Inc. is requesting confidential treatment for portions of exhibits 10.1 and 10.3. If the exhibits are incorporated by reference in future filings, indicate in the exhibit index by footnote or otherwise that portions of exhibits 10.1 and 10.3 are subject to a confidential treatment application and are omitted and filed separately with the Commission.

<u>Exhibit 21.1</u>

13.   List also in future filings the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-K.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, Holdings may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Holdings thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Holdings and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Holdings requests acceleration of the registration statement's effectiveness, Holdings should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Holdings may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

        The Commission's Division of Enforcement has access to all information that Holdings provides us in our review of the registration statement or in response to our comments on the registration statement.

        We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Joshua N. Korff, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10023